

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 8, 2009

Via Mail and Fax

Wayne Gronquist, Chief Financial Officer
The Saint James Company
Broadway Plaza
520 Broadway, Suite 350
Santa Monica, CA 90401

> **RE: The Saint James Company**
> **Form 10-K for the Year Ended December 31, 2008**
> **File Number: 000-13738**

Dear Mr. Gronquist:

We have reviewed the above referenced filing and have the following comments. We believe you should amend your filings in response to our comments. If you disagree, we will consider your explanation as to why an amendment is not necessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

1. Item 9A(T) of Form 10-K specifies non-accelerated filers to furnish the information required by Items 307 and 308T of Regulation S-K (17 CFR 229.307 and 229.308T) with respect to an annual report that the registrant is required to file for a fiscal year ending on or after December 15, 2007. This is based on the Commission's Release No. 33-8760 "Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies" issued on December 15, 2006 specifying that non-accelerated filers are to include a "Management's Report on Internal Controls over Financial Reporting" in annual reports for fiscal years ending on and after December 15, 2007. We note that your Form 10-K for fiscal years ending after this date did not contain this report. Please

amend these Form 10-K's (2007 and 2008) to include such a report that is compliant with Item 308T(a) of Regulation S-K.

2. The release indicated above also specified that non-accelerated filers are required to provide the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) (the Section 302 certifications) that refers to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting for the company in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please amend these Form 10-K's (2007 and 2008) to include the appropriate expanded language of paragraph 4 in your Section 302 certifications.

3. Given the restated amounts reported in the fiscal 2008 Form 10-K and March 31, 2009 Form 10-Q, and the revisions to the financial information in the "Results of Operations" section of "Management's Discussion and Analysis" contained in the amendment to the fiscal 2008 Form 10-K, please explain to us and disclose management's basis for concluding disclosure controls and procedures were effective and, as appropriate, the basis for management's conclusion in regard to internal controls over financial reporting, in each respective filing. It appears that the restatement may require ineffective conclusions, with appropriate disclosures thereof. Please advise and revise, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief